Exhibit 99.2

[LETTERHEAD OF AMTRUST CAPITAL MANAGEMENT]

July 18, 2007

Board of Directors
AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Ladies and Gentlemen:

We are writing to express our opposition to the recently proposed going-private transaction involving AVP, Inc. (“AVP”). We beneficially own over 4.6 million shares, representing more than 20% of AVP’s outstanding common stock as of May 31, 2007. We invested in AVP for the long-term, providing $3 million of critical funding to AVP to support efforts to realize the commercial potential and revenue generating opportunities of your business.

As you are aware AVP’s Chairman and CEO, Leonard Armato, together with a group of private equity firms led by Shamrock Capital Growth Fund, have proposed to take AVP private in a cash transaction for $1.23 per share. We believe the proposed offer price is significantly below the true long-term value of the company and urge the board to reconsider its acceptance of the offer. AmTrust Capital Management intends to vote against the proposed transaction as, in our opinion, it is not in our best interests. We may also elect to exercise our appraisal rights. We prefer to see AVP continue to operate as a public company so that all existing shareholders can benefit from AVP’s excellent long-term growth prospects.

In our opinion, by accepting the offer, AVP’s special committee of independent directors and the full board itself have not lived up to their responsibilities to AVP’s public shareholders. It is the board’s role to focus on and assess the long-term value of the company and we believe that the long-term fair value of AVP’s business is significantly above the proposed buyout price.

There is an inherent conflict of interest in any management-led buyout that arises from interested management, in their role as part of the buying group, trying to get the lowest price for the company and a greater stake in the equity of the acquisition vehicle. Thus, in dealing with private equity suitors, such as Shamrock, interested members of management, by definition, act against the interests of the company’s other shareholders who are seeking the highest price possible in order to maximize the value of their investment. In this case, Mr. Armato’s interest in the Shamrock acquisition vehicle created an obvious conflict of interest between public shareholders and the buyout group.

In addition, relying on a fairness opinion from an investment banking firm is not an adequate reason to justify this offer. We believe that the projections used by the investment banking firm to arrive at the fairness opinion are overly conservative and do not reflect the true expectations for AVP’s performance over the coming years. For example, these projections do not take into account the revenue stream that will be generated by AVP’s new indoor league. We believe the indoor league could be a significant source of profitability. In addition, the original fairness opinion relied upon by the board of directors in approving the transaction did not consider approximately $4.0 million of excess cash held by AVP as of December 31, 2006. This mistake was not corrected until May 2007 (at our insistence), after AVP was already bound by a merger agreement containing a significant termination fee. Surprisingly, this 10% decline in implied purchase value did not cause the investment bank to change its opinion. In addition, we believe the comparable companies noted in the opinion are a poor selection of non-growth, lower quality companies that are not, in fact, comparable to AVP. International Fight League, Inc. is the most directly comparable company and is not even considered.

It also appears that the investment banking firm that issued the fairness opinion has a conflict of interest. A managing director at the investment bank that issued the fairness opinion has had past relationships with Shamrock and is a member of the board of directors of HGI Holdings, Inc., a portfolio company of an affiliate of Shamrock. Therefore, both the managing director and the investment bank have an incentive to issue the fairness opinion to further their relationship with Shamrock and the value of the Shamrock equity. Merely disclosing this fact in the proxy statement does not eliminate the conflict.

We also have serious concerns with how the buyout process was conducted, including the complete lack of any auction process prior to the execution of the merger agreement with Shamrock and the conflict of interest arising from the participation of AVP’s Chairman and CEO in the transaction. The failure to conduct any type of auction prior to the execution of the merger agreement prevented AVP from seeking the highest price and conducting a pre-execution market check on the true value of AVP. We also believe the “go shop” was flawed. While according to your proxy statement a representative of AVP contacted 35 potential bidders after the merger agreement had been signed, if during that period AVP accepted a superior offer, AVP would have been required to pay Shamrock a $1,125,000 termination fee. Such a large termination fee would have significantly increased the costs to any third party making a higher offer and stifled any higher offer. Thus, AVP’s own merger agreement prohibited it from effectively testing the market and preventing the “go shop” from serving its purpose. Our experience indicates that a higher bid rarely emerges during a “go shop” and the best way to achieve the highest value in a sale process is to conduct a pre-signing auction process, something AVP failed to do.

Moreover, we would echo the concerns raised by an affiliate of Shamrock in another recent going private transaction involving Reddy Ice Holdings: whether there currently are other aquirors willing to pay more than $1.23 per share does not absolve this board from its fundamentally flawed decision to enter into the merger agreement. As noted by Shamrock in that letter, “this is the wrong transaction, at the wrong time, for the wrong price.” We would similarly “express our dismay that, with the building blocks now in place for significant earnings growth, this board is seeking to deprive shareholders of the opportunity to realize those benefits and recognize full value for their shares.”

Finally, almost two years have passed since AVP last held an annual meeting of shareholders to elect directors. We therefore demand that AVP promptly provide notice of and hold an annual meeting of stockholders so that directors may be duly elected.

This merger agreement is not in the best interests of AVP’s public shareholders as it does not nearly reflect the value of the company’s current franchise and growth prospects. We plan to vote against the proposed acquisition, may determine to elect appraisal rights and urge you to reconsider your approval of this transaction.

Sincerely,

/s/ Jan Loeb

President